Exhibit 2.12

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Maudore Minerals Ltd.

2000 Peel Street

Suite 620

Montreal, Quebec

Canada, H3A 2W5

2.	Date of Material Change

November 14, 2013

3.	News Release

A news release (the “News Release”) was issued by Maudore Minerals Ltd. (“Maudore” or the “Company”) (MAO: TSX-Venture; MAOMF: US OTC; M6L Frankfurt Exchange) through CNW Telbec on November 14, 2013. A copy of the News Release is attached hereto as Appendix A and forms a part of this material change report.

4.	Summary of Material Change

On October 15, 2013, Maudore announced that it had entered into agreements for the consensual restructuring (the “Consensual Restructuring”) of current debts with Cyrus Capital Partners (“Cyrus”), in its capacity as a manager to FBC Holdings S.à.r.l (“FBC”), as well as with the major unsecured creditors at both Maudore and its operating subsidiary Aurbec Mines Inc., and that certain aspects of the Consensual Restructuring were subject to the approval of the TSX Venture Exchange (the “Exchange”).

On November 14, 2013, Maudore announced that, in order to comply with the requirements of the Exchange, Maudore and Cyrus have agreed to certain minor modifications to the terms of the restructuring of the $22 million secured term loan (the “Credit Facility”) granted by FBC to Maudore.

Taking in consideration the agreed modifications thereto, the restructuring of the Credit Facility may be summarized as follows:

•	FBC will make available a new liquidity facility of up to $6 million, bearing interest at 15% per annum, payable quarterly in arrears in cash and having a maturity date of one year following closing, provided, however, that the Company will be required to immediately repay to FBC up to a maximum of $2 million of any tax refunds received from the Province of Quebec (the “Liquidity Facility”);

•	$3 million of the existing Credit Facility will be converted into an equivalent amount of 5% convertible debentures (the “Convertible Debentures”) having a three year maturity and convertible at FBC’s option into an aggregate of 25,000,000 common shares (the “Debenture Shares”), based on a conversion price of $0.12 per Debenture Share;

•	FBC will allow the Company to access funds available in the interest escrow account established pursuant to the Credit Facility, with the net proceeds to be applied to pay approximately $0.5 million as a pre-payment premium and to pay or prepay, as the case may be, approximately $2.8 million of interest expenses relating to the Credit Facility which is due or coming due up to June 30, 2014;

•	FBC will commit to subscribe for not less than its proportionate share of the Company’s previously announced $4.72 million rights offering (the “Rights Offering”), representing aggregate gross proceeds to the Company of not less than approximately $725,000; and

•	In consideration of this restructuring, the Company will issue 8,888,888 common shares (the “Compensation Shares”) to FBC.

Maudore further announced that Kevin Tomlinson has advised the board of directors that he intends to step down from the board of directors upon completion of the Consensual Restructuring. The board of directors has accepted Mr. Tomlinson’s decision and will consider candidates to fill the role of Chairman over the coming weeks.

5.	Full Description of Material Change

In addition to the information included in the news release attached hereto, the following disclosure is required under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) in connection with the Consensual Restructuring.

(a)	A description of the transaction and its material terms:

See Item 4 above,

(b)	The purpose and business reasons for the transaction:

As previously disclosed by Maudore on October 15, 2013 and in the material change report of Maudore dated October 25, 2013, Maudore believes that the completion of the Consensual Restructuring, including the restructuring of the Credit Facility, will allow the Company to focus its attention on the Sleeping Giant project, including its existing mining operations and future developments.

(c)	The anticipated effect of the transaction on the issuer’s business and affairs:

See Item 5(b), above.

(d)	A description of:

(i)	The interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

As at the date hereof, FBC currently holds 7,252,505 common shares of the capital of Maudore (the “Shares”), representing 15.36% of the issued and outstanding Shares, and 880,000 warrants, each of which are exercisable into one Share at an exercise price of $1.08 per Share and 2,747,252 warrants, each of which are exercisable into one Share at an exercise price of $1.13 per Share. Assuming the exercise of all of the Company’s warrants which are currently exercisable, FBC would hold 19.48% of the Shares, on a diluted basis.

As the result of the above holdings FBC is a “related party” of Maudore pursuant to MI 61-101.

(ii)	The anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person referred to in subparagraph (i) for which there would be a material change in that percentage

Assuming the conversion of the Convertible Debentures into 25,000,000 Debenture Shares and depending on the aggregate amount of Shares subscribed for in the Rights Offering and the other transactions contemplated in the Consensual Restructuring, FBC may hold following the completion of the transactions contemplated in the Consensual Restructuring, between 37.70% to 52.96% of the Shares outstanding on a diluted basis.

(e)	A discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee

On October 14, 2013, the Board met to consider the terms of the Consensual Restructuring and determined that the transactions contemplated therein are reasonable and in the best interests of Maudore, given Maudore’s current financial situation. The Board also received an opinion from Clarus regarding the terms and conditions of the Consensual Restructuring stating that it is fair to Maudore, from a financial point of view.

On October 14, 2013, the Board further determined that Maudore satisfies the requirements of, and ought to rely on, certain exemptions available under MI 61-101 with respect to minority shareholder approval and valuation requirements, as described in more detail in Item 5(i) below.

(f)	A summary, in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction

Not applicable, see Item 5(i) below.

(g)	Disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that relates to the subject matter or is otherwise to the transaction (i) that has been made in the 24 months before the date of the material change report, and (ii) the existence of which is known, after reasonable inquiry, to the issuer or to any director or senior officer of the issuer

Not applicable.

(h)	The general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

See Item 5(a), above.

(i)	Disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7, respectively, of MI 61-101, and the facts supporting reliance on the exemptions

FBC is a “related party” to Maudore. As a result, the entering into of the transactions contemplated in the Consensual Restructuring, including the Liquidity Facility and the issuance of the Convertible Debentures and Compensation Shares, are “related party transactions” pursuant to MI 61-101.

As related party transactions, MI 61-101 requires the Company to obtain minority shareholder approval (the “Shareholder Approval Requirement”) with respect to the Liquidity Facility and the issuance of the Convertible Debentures and Compensation Shares and a formal valuation (the “Valuation Requirement”) with respect to the Convertible Debentures and Compensation Shares.

The Company is relying on the financial hardship exemption from the Shareholder Approval Requirement and Valuation Requirement contained in subsections 5.5(g) and 5.7(1)(e) of MI 61-101 with respect to the entering into of the Liquidity Facility and the issuance of the Convertible Debentures and Compensation Shares, on the basis that:

(i)	Maudore is in serious financial difficulty;

(ii)	The transactions contemplated in the Consensual Restructuring are designed to improve the financial position of Maudore; and

(iii)	The Board, consisting entirely of directors who are independent of Cyrus and FBC, acting in good faith, have determined that sub paragraphs (i) and (ii) above apply, and the terms of the Consensual Restructuring are reasonable in the circumstances of Maudore.

(j)	If the issuer files a material change report less than 21 days before the expected date of the closing of the transaction, the issuer shall explain in the news release required to be issued under National Instrument 51-102 Continuous Disclosure and in the material change report why the shorter period is reasonable or necessary in the circumstances.

This report was filed as soon as possible after the approval of the modifications to the terms of the Credit Facility restructuring, but less than 21 days before the anticipated closing of certain transactions contemplated therein, as Maudore wished to negotiate and complete the transactions on an expedited basis with a view to reducing its debt and interest payment obligations and for other sound business reasons. Maudore believes this decision is reasonable given its financial condition.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Greg Struble

President and CEO

Email: greg.struble@maudore.com

+1 647 927 0239

9.	Date of Material Change Report

November 14, 2013

A copy of this material change report will be sent to any shareholder upon request at no charge.

Appendix “A”

PRESS RELEASE

FOR IMMEDIATE RELEASE

Maudore Announces Revised Terms for its Consensual Restructuring

MONTREAL (November 14, 2013) /CNW Telbec/ - On October 15, 2013, Maudore Minerals Ltd. (“Maudore” or the “Company” - MAO: TSX Venture; MAOMF: US OTC; M6L: Frankfurt Exchange) announced that it had entered into agreements for the consensual restructuring of current debts with Cyrus Capital Partners (“Cyrus”), in its capacity as a manager to FBC Holdings S.à.r.l (“FBC”), as well as with the major unsecured creditors at both Maudore and its operating subsidiary Aurbec Mines Inc. (the “Consensual Restructuring”), and that certain aspects of the Consensual Restructuring were subject to the approval of the TSX Venture Exchange (the “Exchange”).

In order to comply with the requirements of the Exchange, Maudore and Cyrus have agreed to certain minor modifications to the terms of the restructuring of the $22 million secured term loan (the “Credit Facility”) granted by FBC. The restructuring of the Credit Facility may now be summarized as follows:

•	FBC will make available a new liquidity facility of up to $6 million, bearing interest at 15% per annum, payable quarterly in arrears in cash and having a maturity date of one year following closing, provided, however, that the Company will be required to immediately repay to FBC up to a maximum of $2 million of any tax refunds received from the Province of Quebec;

•	$3 million of the existing Credit Facility will be converted into an equivalent amount of 5% convertible debentures having a three year maturity and convertible at FBC’s option into an aggregate of 25 million common shares, based on a conversion price of $0.12 per share;

•	FBC will allow the Company to access funds available in the interest escrow account established pursuant to the Credit Facility, with the net proceeds to be applied to pay approximately $0.5 million as a pre-payment premium and to pay or prepay, as the case may be, approximately $2.8 million of interest expenses relating to the Credit Facility which is due or coming due up to June 30, 2014;

•	FBC will commit to subscribe for not less than its proportionate share of the Company’s previously announced $4.72 million rights offering (the “Rights Offering”), representing aggregate gross proceeds to the Company of not less than approximately $725,000; and

•	In consideration of this restructuring, the Company will issue 8,888,888 common shares to FBC.

In connection with the Rights Offering, members of the senior management of the Company have reiterated their commitment to exercise the rights to be received by them in order to subscribe for an aggregate of $300,000 worth of common shares.

The implementation of the Consensual Restructuring remains subject to the final approval of the Exchange.

Greg Struble, the President and Chief Executive Officer of Maudore, further announced today that Kevin Tomlinson has advised the Board of Directors that he intends to step down from the Board upon completion of the Consensual Restructuring. In making this announcement, Mr. Struble remarked that “Kevin has been instrumental in the transition of the Company from purely exploration into a fully operational producer. His stewardship during this transition has been essential in building the team and moving the Company forward through some of the most difficult times for commodity prices as well as a collapse in the public markets for shares of junior mining companies. He will redirect his time with Maudore in an advisory consultant role as required. With his strong structural geology background, Kevin will initially focus on the further development of the new resource potential currently underway at the Sleeping Giant Mine as well as Maudore’s additional prospects.”

Mr Tomlinson said, “I am incredibly proud to have been part of a most enthusiastic, dedicated and positive team during these very trying times. Executing this restructuring programme in the current environment has taken exceptional effort by everyone and with its completion and the funding that has been arranged, plus the proving up of extensions to the high-grade veins at Sleeping Giant, the future for Maudore is assured. Given the importance of unravelling the complex geology in the immediate term, I would like to concentrate my efforts delineating extensions to the high-grade veins at Sleeping Giant which we have now proven to exist and on the discovery of further gold resources in our significant land holdings in the Northern Abitibi.”

The Board has accepted Mr Tomlinson’s decision and will consider candidates to fill the role of Chairman over the coming weeks.

About Maudore Minerals Ltd.

Maudore is a Quebec-based junior gold company in production, with mining and milling operations as well as more than 22 exploration projects. Five of these projects are at an advanced stage toward development with reported current and historical resources and mining. Currently, gold production is ramping up at Sleeping Giant. The Company’s projects span some 120 km, east-west, of the underexplored Northern Volcanic Zone of the Abitibi Greenstone Belt and cover a total area of 1,570 km² with the Sleeping Giant Processing Facility within trucking distance of key development projects.

CONTACTS:

Greg Struble

President and CEO

Email: greg.struble@maudore.com

+1 647 927 0239

George Fowlie

Deputy Chairman of the Board and Director of Corporate Development

Email: george.fowlie@maudore.com

+1 416 587 9801

Claudine Bellehumeur

Chief Financial Officer

Email: cbellehumeur@aurbec.com

+1 819 825 4343

Cautionary Statement Regarding Forward-Looking Statements

This release and other documents filed by the Company contain forward-looking statements. All statements that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “intend”, “anticipate”, “believe”, “expect”, “estimate”, “plan” and similar expressions are generally intended to identify forward-looking statements. These forward-looking statements include, without limitation, performance and achievements of the Company, business and financing plans, business trends and future operating revenues. These statements are inherently uncertain and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, financial related risks, unstable gold and metal prices, operational risks including those related to title, significant uncertainty related to inferred mineral resources, operational hazards, unexpected geological situations, unfavourable mining conditions, changing regulations and governmental policies, failure to obtain required permits and approvals from government authorities, failure to obtain any required approvals of the TSX Venture Exchange or from shareholders, failure to obtain any required financing, failure to complete any of the transactions described herein, increased competition from other companies many of which have greater financial resources, dependence on key personnel and environmental risks and the other risks described in the Company’s continuous disclosure documents.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.